Exhibit 19
Daktronics, Inc.
Stock Trading Policy for All Employees and Directors

The underlying represents general guidelines for all employees. For more specific information, please refer to “Insider Trading and the Buying and Selling of Daktronics, Inc. Stock and Derivatives”.

Insider trading refers to the buying or selling of a stock while having knowledge about material, nonpublic information about the company. Inside information includes, but is not limited to, upcoming financial results, significant projects, possible orders, or product development. Daktronics has determined that information published in news releases and through the Security and Exchange commission is no longer inside information on the third day after it has been made available to investors by the Company (but details not listed in the release may still be inside information).

Insider trading is illegal. People who trade stocks based on inside information, or who provide this information to others who buy or sell stock, may be prosecuted by the Securities and Exchange Commission (SEC).

Employees, other than those subject to the trading windows described below, can trade stock, provided that they do not possess material nonpublic information.

Daktronics Board of Directors has established trading windows for Officers, Directors, Senior Managers, Market Managers and those listed in Appendix A to trade in the stock of the company when not in possession of material nonpublic information. These trading windows are periods of time after the scheduled quarterly and year-end earnings news releases, during which these employees and Directors can trade stock, provided that they do not possess material nonpublic information. The trading window for Daktronics starts on the third trading day after the earnings announcement and runs for 25 trading days excluding weekend days and federal holidays. (For example, if the earnings release is on a Wednesday and assuming the markets are open each business day following the release, the first trading day would be allowed on Monday.) It is important to note that during this trading window, Officers, Directors, Senior Managers, Market Managers and those listed in Appendix A may not trade if they are in possession of material, non-public information, except under a trading plan approved by the Nominating Committee of the Board of Directors.

Reallocation of 401(k) assets which would include buying or selling Daktronics shares is subject to these policies. Regular buying of Daktronics stock through payroll deduction into the 401(k) or the Employee Stock Purchase Plan is not restricted to the trading window.

Gifting or other transfers of stock (other than buying and selling) in the company, for employees who are restricted, should generally be limited to the trading window; however, advance permission may be sought for these types of transactions outside of the trading window from a company officer.

Employee Incentive Stock Options can be exercised outside the trading window; however, in these cases advance permission should be obtained from a company officer.

The following are estimated financial result news release dates and subsequent trading window dates; however, these are subject to change, and it is your responsibility to ensure you are not trading with insider information. Information is no longer ‘inside’ information the third day it has been made available to investors.

We expect the financial news release to be the sixth Wednesday after the fiscal year-end and the fifth Wednesday after the first three quarter. Remember it is your responsibility to ensure you are not trading with insider information or within the trading window.

Exhibit 19

Daktronics, Inc.
Insider Trading - Buying and Selling of Daktronics, Inc. Stock and Derivatives

Purpose/Summary:

This policy and procedure explain the prohibitions, based on federal securities law, against “insider trading.”

1.Definitions

“Material Information” is information that a reasonable investor would likely consider important in deciding to purchase or sell a security and that could affect the price of the security. This includes information, that if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available. Information that could be considered material about Daktronics, includes, but is not limited to:

•Information concerning the company’s earnings, sales, dividends, and other material financial information.
•A significant contract, including sales contracts as well as other types of contracts.
•A pending or prospective merger, acquisition, or tender offer.
•The sale of significant assets or a significant subsidiary.
•The gain or loss of a substantial customer or supplier.
•Upcoming announcement of earnings or losses.
•Pending changes in the company’s capital structure.
•Dividends, whether in the form of stock, cash or other consideration.
•Significant litigation.

(General comment - If consideration is being given to purchasing or selling stock because of inside information possessed, it should be assumed that such information is material. It is important to note that in the event a trade becomes subject to investigation, the trade is viewed after-the-fact with the benefit of hindsight. Consequently, if there are any doubts, the conservative approach should be followed and trading restricted.)

“Nonpublic” information is information that is not available to the general public. Available to the general public is generally satisfied after announcement through a press release by the company or other official and widely disseminated distribution, and after a certain period of time. Daktronics has determined that beginning on the third day after the announcement the information is no longer nonpublic information.

“Trading,” means the purchase or sale of stocks, bonds, options or other marketable securities.

2. General Requirements

No employee may trade in the stock or any other securities of the company or any other company at any time when the employee, as a result of Daktronics employment, has “material nonpublic information.” (This restriction is not limited to trading in Daktronics stock and includes trading stock of other companies based on material nonpublic information.)

Exhibit 19
In addition, employees may not communicate material nonpublic information learned or developed through their employment to other persons (“tipping”) who may misuse the information and may not recommend that anyone purchase or sell any securities on the basis of such information. So long as material information is nonpublic, members of the employee’s immediate family and others who have received the information from the employee are not permitted to trade in the securities.

After material nonpublic information learned or developed through Daktronics employment has been publicly disclosed through a press release or other official announcement, employees should not trade in securities of the company until the third trading day following the announcement to allow the market to absorb the information. The company has determined that information may be presumed to have been made available to the market after this time.

3. Additional Restrictions and Requirements

Trading in “puts” and “calls” (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading. Therefore, Daktronics strongly discourages employees from such trading with respect to Daktronics securities.

In addition, to avoid the appearance of impropriety in transactions in Daktronics stock, company directors, officers, senior managers, market managers and other designated employees must comply with the following restrictions:

a.Refrain entirely from trading in puts and calls in and engaging in short sales of Daktronics stock.

b.Except as allowed under an approved trading plan, limit trading in Daktronics stock to only during the period beginning on the third trading day following the date of release of a quarterly or annual statement of sales and earnings and continuing for 25 trading days.

c.Executive officers, senior managers and directors, are not permitted to trade in Daktronics stock unless they have the approval for a specific trade from the Chairman, CEO, CFO or Secretary of the Company.

If, upon requesting approval, an officer, director or senior manager is advised that Daktronics stock may be traded, the stock may be bought or sold within 2 trading days thereafter or longer as specifically approved provided that the Company and the individual have instituted a procedure whereby the trade status is reviewed and reapproved on a daily basis until executed. If for any reason the trade is not completed within 2 trading days and alternative procedures have not been instituted, clearance must be obtained again before the stock may be traded.

If, upon requesting approval or otherwise, an officer, director or senior manager is advised that Daktronics stock may not be traded, he/she may not buy or sell any Daktronics stock under any circumstance, nor may he/she inform anyone of the restriction. The trading restriction will apply until such restriction is lifted.

d.All trading plans by any person in Appendix A or member of the Board of Directors that are intended to be governed under SEC Rule 10b5-1 must be submitted to the CEO, CFO or Corporate Secretary for review and approval by the Nominating and Corporate Governance Committee prior to entering the Plan. The Nominating and Corporate Governance Committee shall be responsible for ensuring that the proposed plan is consistent with any applicable rules and regulations and shall approve the steps that Company shall take with regard to disclosure issues that may arise. The Committee shall also consult with the Audit committee as necessary and inform the Board of Directors of all Plans which have been approved in a timely matter.

Exhibit 19
e.Employees should recognize that certain additional restrictions may be required with respect to those employees whose responsibilities or functions require or involve routine access to confidential and material, nonpublic information, or who are asked to work with sensitive projects or transactions. As such, the company may implement any additional measures or procedures that may be required at any time to fully implement the requirements and intent of these policies.

4. Policies for Reporting Persons under Section 16 of the Securities Exchange of 1934 (the “Act”)

aLiability for Short-Swing Profits
SEC rules require a “reporting person”, as defined below, to pay the issuer (the company) the “short-swing profits” realized in either a purchase and sale, or a sale and purchase (or any number of these transactions), which take place within a period of less than six months. The possession of inside information is not a precondition to recovery of profits and good faith is not a defense. In addition, the recoverable profit is not based on economic realities and cases have been upheld where the reporting person actually lost money but was held liable for “profits”. Any recovery for short-swing profits belong to the company. Certain exceptions are made with respect to certain types of transactions. These exceptions include, but are not limited to:

i.certain discretionary transactions in the company’s 401(k) and profit-sharing plan, provided that the election related to such transactions was made at least six months following the date of the most recent prior such election.

ii.the exercise of options granted by the company under an authorized plan.

b. Reports to be Filed
Reporting persons are required to file three kinds of SEC stock ownership forms:

i.Form 3: Initial Statement of Beneficial Ownership of Securities. Form 3 is filed within 10 days after the event by which the person becomes a reporting person, i.e., officer, director, ten percent holder.

ii.Form 4: Statement of Changes of Beneficial Ownership of Securities. Form 4 is filed before the end of the second business day following the day on which a transaction resulting in a change in beneficial ownership has been executed, i.e. gift, option grant, buy, sell

iii.Form 5: Annual Statement of Beneficial Ownership of Securities. Form 5 is filed annually on or before the 45th day after the end of the issuer's fiscal year. It includes transactions that were not previously reported because they were exempt from Form 4, i.e. 401(k) purchases, employee stock purchase plan purchases.

c. Reporting Person defined
Reporting Persons are defined under the Act as corporate officers, directors and principal shareholders. The definition extends to members of the insider’s immediate family sharing the same residence as the officer, director or principal shareholder.